SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                ITS NETWORKS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  450663 10 9
                                 (CUSIP Number)
                          Mr. Leonardus Gerardus Geeris
                          Geeris Holding Nederland B.V.
                                Helvoirtseweg 146
                                 5263, EH Vught
                                  Postbus 317
                                  5260 AH Vught
                                    Holland
                          Telephone: 011-3134-657-2711

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.   9

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 450663 10 9



      Geeris  Holding  Nederland  B.V.
(1)          Names  of  Reporting  Persons.     I.R.S.  Identification  Nos.
                                                of Above Persons (entities only)

      Not  applicable
(2)   Check the Appropriate Box if a Member     (a) G
             of  a  Group                                  (b) G

(3)   SEC  Use  Only

             WC
(4)   Source  of  Funds

             N/A
(5)   Check  Box  if  Disclosure  of Legal Proceedings
             is Required Pursuant toItems  2(d)  or  2(e)

      Holland
(6)   Citizenship  or  Place  of  Organization

Number  of  Shares                          (7)  Sole  Voting  Power
  Beneficially  Owned                               9,314,126
  by  Each  Reporting
  Person  With                              (8)  Shared  Voting  Power

                                                     N/A

                                            (9)  Sole  Dispositive  Power

                                                     9,314,126  shares  of
                                                     Common  Stock

                                           (10)  Shared  Dispositive  Power

                                                      N/A


      9,314,126  shares  of  Common  Stock
11)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

           N/A
(12)   Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares

           23%  of  Common  Stock
(13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)

       Corporation
(14)   Type  of  Reporting  Person

ITEM  1.  SECURITY  AND  ISSUER

     This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of ITS Networks Inc.,(the "Issuer"), a Florida corporation which has its principal executive offices at C/Villaneuva 16, 5th Floor, 28001 Madrid, Spain. This Schedule 13D/A amends the Schedule 13D of Geeris Holding Nederland B.V. filed on May 1, 2003.


ITEM  2.  IDENTITY  AND  BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by Geeris Holding Nederland B.V. ("Geeris") whose principal business is property investments. The business address of Geeris is: Attention: Mr. Leonardus Gerardus Geeris, Helvoirtseweg 146, 5263, EH Vught, Postbus 317, 5260 AH Vught, Holland

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Geeris acquired 4,314,126 shares of the Common Stock, $.001 par value of the Issuer during December 2000. Geeris acquired 3,972,126 shares of the Issuer in exchange for all of the capital stock of ITS Europe, S.L. owned by Geeris. In addition, Geeris acquired 342,000 shares of the Issuer directly from certain stockholders of the Issuer for cash, without any borrowings. On February 17, 2003 Geeris acquired 5,000,000 shares of the Common Stock of the Issuer in exchange for $1,000,000 in debt.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) As of the date hereof, Geeris is the beneficial owner of 9,314,126 shares of the Common Stock of the Issuer.

     (b) Geeris has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Geeris during the 60 days preceding this purchase.

     (d) To the best knowledge of Geeris, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by it.

     (e)     Not  Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April  30,  2003
                                        GEERIS  HOLDING  NEDERLAND  B.V.
                                        By:/s/Leonardus  Gerardus  Geeris
                                           Leonardus Gerardus Geeris,  President